GLOBAL TECH INDUSTRIES GROUP, INC.	511 Sixth Avenue, Suite 800 New York, NY 10011

August 5, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Donald Field
Katherine Bagley

Re:	Re: Global Tech Industries Group, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed July 30, 2021
File No. 333-257846

Dear Sir or Madam:

Global Tech Industries Group, Inc. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to David Reichman, Chief Executive Officer of the Company, dated August 3, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form S-1

The Selling Shareholders, page 15

1. We note your response to our prior comment 2 and reissue in part. Please revise to add a new column to the selling shareholder chart to disclose the percentage (if greater than one percent) of your common stock owned by any selling shareholder after the completion of the offering. Additionally, please revise to indicate the nature of any position, office, or other material relationship which any selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. In this regard, we note that it appears that all of your current officers and directors are participating in the offering. Refer to Item 507 of Regulation S-K.

We have added a new column disclosing the percentage ownership of each selling shareholder after the offering. We have also expanded upon the description of the marked affiliates, and any others, to describe any position, office, or other material relationship to the Company

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ David Reichman
David Reichman